Exhibit 99.1

Drone Racing League Algorand World Championship Race Highlights Successful Season for Draganfly

Los Angeles, CA. February 17, 2022 — Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce that The Drone Racing League (the “DRL”), the world’s premier professional drone racing property, will air their Championship event, supported by Draganfly, this Sunday, February 20 at 1pm EST on NBC and Twitter.

Marking the finale of the 2021-22 Drone Racing League Algorand World Championship Season, the DRL Vegas Championship Race Presented by T-Mobile, is the culmination of 14-levels of the most competitive drone racing, where the world’s best drone pilots compete for the coveted World Champion title outside T-Mobile Arena in Las Vegas.

The talented DRL racers are also the stars of the “Why I Fly” series of short videos that look at the competitors’ journeys from rookie drone pilot to professional racers and is presented by Draganfly as part of its multi-year partnership with the DRL.

Draganfly’s first season participating with DRL has provided valuable insight required for the scaling of DRL Labs, the league’s innovation hub set up in collaboration with Draganfly. Through DRL Labs, the partners will research and develop next generation drone technology that will advance the sport of drone racing and other industries undergoing significant transformations through drones, including humanitarian aid and mobility.

Draganfly’s advanced Vital Intelligence technology is also being integrated into DRL’s race circuit. The Company’s Smart Vital Kiosks was utilized at the Championship race. The kiosks can screen, with voluntary consent, temperature, blood pressure, heart rate, respiratory rate, and oxygen saturation (SpO2) in seconds. The system does not register any personal data of the individual being screened.

The work done through DRL Labs will see DRL pilots take new technologies into the racing arena, acting as a testbed for their endurance and suitability for wider, real-world, applications set to be provided by Draganfly to its clients.

Draganfly CEO Cameron Chell said: “DRL is providing us with a number of key opportunities to test new technologies in highly charged conditions that are difficult to simulate in a lab. This will provide further enhancement to our clients when investing in our technology. This partnership is a major gateway into showcasing what Draganfly can do, and I’m incredibly excited by it.”

The DRL Vegas Championship Race Presented by T-Mobile will air on NBC Sports and Twitter on February 20, 2022 at 1 pm EST. For further information please visit, https://thedroneracingleague.com/.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 20 years, Draganfly is an award-winning, industry-leader serving the public safety, agriculture, industrial inspections, security, mapping and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/aktie/draganfly-inc.

Media Contact

Arian Hopkins

email: media@draganfly.com

Company Contact

Email: info@draganfly.com

About Drone Racing League

The Drone Racing League (DRL) is the world’s premier, professional drone racing property. The best drone pilots in the world fly in the league and millions of fans watch them race on NBC and Twitter.

With groundbreaking technology and immersive, high-speed races through virtual and live events, DRL is creating a new era of sports, combining both esports and real-life competition.

Founded by Nicholas Horbaczewski in 2015, DRL is a privately held company headquartered in NYC. For more information, visit www.drl.io. To join the conversation, follow DRL on Facebook at facebook.com/thedroneracingleague, on Twitter @DroneRaceLeague, and on Instagram @thedroneracingleague.

Media Contact

Melanie Wallner

Email: melanie@drl.io

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the DRL Championship Event, the airing of the DRL Championship Event on Race on NBC Sports and Twitter, the Company’s partnership with T-Mobile to present the Championship Event, the “Why I Fly” Series, the Company’s partnership with DRL Labs, the Company’s advanced Vital Intelligence technology is also being integrated into DRL’s race circuit, the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on the Company’s business, operations and financial condition, the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.